UNIVERSAL POWER INDUSTRY CORPORATION

1385 Broadway, Suite 603A

New York, New York 10018

(212) 398-6800

September 9, 2016

Mail Stop 4561

Katherine Wray

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, DC 20549

(copy via EDGAR)

Re: Form 8-K filed August 8, 2016 and amended August 23, 2016 --- 0-55381

Dear Ms. Wray:

Universal Power Industry Corporation (the “Company”) responds to your letter of August 25, 2016, in which you stated that the Form 8-K may have been deficient with respect to Items 2.01(f) and 9.01. This question turns upon an analysis of whether the Company was a “shell company” at the time of the acquisition. In Item 5.06 of the Form 8-K, the Company took the position that it was not a shell company immediately prior to the acquisition.

The Company, formerly known as Code Navy, formerly indicated on the cover page of its periodic reports filed with the Commission that is was a shell company. This was due to the Company having neither cash or operations beyond the nominal level.  However, the Quarterly Report for December 31, 2015 indicated that the Company was not a shell company. This is because the Company significantly increased its level of operations in anticipation of receiving cash proceeds from its public offering. In the three months ended December 31, 2015, general and administrative expenses were $35,764, compared to $6,648 for the comparable period in 2014. The general and administrative costs for the December 31, 2015 quarter included $3,895.18 for rent, $7,609.98 for payroll and $2,626.84 for utilities and internet costs; all of these costs related directly to operating activities expected to generate revenue in the future, and not to legal, accounting, or other expenses which would be incurred in connection with the mere fact of being public or maintaining its corporate existence. These expenses were incurred in the month of December 2015, recurred in the following  months (the expenses for the March 2016 quarter were $60,007),  and on an annualized basis would amount to about $170,000.

The Commission determined that it would not provide a bright line for the determining whether an issuer’s level of operations were “nominal” for purposes of Exchange Act Rule 12b-2.  See Release 33-8587, pages 9 and 10-11.  Management believes that operations which require the expenditure of rent, payroll and utilities in the annual amount of $170,000 are not “nominal” and therefore, immediately prior to the acquisition of 80% of the shares of XPAL Power, Inc., the Company was not a shell company.

Prior to its acquisition, XPAL Power, Inc. (www.xpalpower.com)  was a wholly-owned ubsidiary of TennRich International Corp., a Taiwanese company. TennRich continues to own 20% of XPAL Power, Inc. and the financial statements of XPAL for the two years ended December 31, 2015 have been audited under IFRS by a Big Four accounting firm.  These financials are being re-audited at this time under US GAAP and we hope to have them ready to file with the Commission in October.

Please let me know if you should have further questions. For your convenience, I provide my email address which is robert@universalpowerind.com

Sincerely yours,

/s/ Robert LengRobert Leng, Chairman